UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
 Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 001-36696

STANDARD DIVERSIFIED INC.

(Exact name of registrant as specified in its charter)

c/o Turning Point Brands, Inc.
5201 Interchange Way
Louisville, Kentucky 40229
(502) 778-4421
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, $0.01 Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Standard Merger Sub, LLC, as successor by merger to Standard Diversified Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 27, 2020

Standard Merger Sub, LLC (as successor by merger to Standard Diversified Inc.)

By:	Turning Point Brands, Inc., its sole member

By:	/s/ Robert Lavan
	Name:	Robert Lavan
	Title:	Senior Vice President